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(CREDIT SUISSE LOGO)                    (MERRILL LYNCH LOGO)


CREDIT SUISSE SECURITIES (USA) LLC      MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                    INCORPORATED


Eleven Madison Avenue                   Four World Financial Center
New York, New York 10010-3629           250 Vesey Street
United States                           New York, N.Y. 10080
                                        United States
Telephone: (212) 325 2000               Telephone: (212) 449 1000
Facsimile: (212) 325 6665               Facsimile: (212) 449 2784

August 3, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Karen J. Garnett, Special Counsel
           Mr. Duc Dang, Attorney Advisor

          Re: E-HOUSE (CHINA) HOLDINGS LIMITED
              REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION NO. 333-144451)

Dear Ms. Garnett and Mr. Dang:

In connection with the above-captioned Registration Statement, we wish to advise you that 11,694 copies of the preliminary prospectus dated July 23, 2007 have been requested for distribution and are expected to be distributed to prospective underwriters, institutional investors, individuals, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 12:00 p.m., New York City time, on Tuesday, August 7, 2007 or as soon thereafter as practicable.

                            [Signature page follows]

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
As Representative of the Prospective
Underwriters


By: /s/ Paul Su
    ----------------------------------
    Credit Suisse Securities (USA) LLC


MERRILL LYNCH, PIERCE, FENNER & SMITH
            INCORPORATED
As Representative of the Prospective
Underwriters



By: /s/ Mark Chu
    ---------------------------------
    Merrill Lynch, Pierce, Fenner & Smith
                Incorporated


                         [E-House Acceleration Request]